

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




03039713

November 26, 2003

Steven L. Clark
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603-4080

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-26-2003

Re: Woodward Governor Company
Incoming letter dated September 18, 2003

Dear Mr. Clark:

This is in response to your letter dated September 18, 2003 concerning the shareholder proposal submitted to Woodward by Gerald R. English. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526

108312

Law Offices of

CHAPMAN AND CUTLER LLP

Theodore S. Chapman
1877-1943
Henry E. Cutler
1879-1959

111 West Monroe Street, Chicago, Illinois 60603-4080
Telephone (312) 845-3000
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chapman.com

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1934 Act-Rule 14a-8

September 18, 2003

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Gerald R. English to Woodward Governor Company

Dear Sir or Madam:

On behalf of Woodward Governor Company ("Woodward"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act"), we hereby request confirmation that the staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if Woodward excludes a Proposal submitted by Mr. Gerald R. English from proxy materials (the "2003 Proxy Materials") for its January 2004 annual meeting of shareholders. Woodward expects to file definitive proxy materials with the SEC on or about December 10, 2003, more than 80 days after the date of this letter.

On August 5, 2003, Woodward received a notice from Mr. English submitting a proposal for inclusion in the 2003 Proxy Materials. A copy of Mr. English's letter, including his proposal (the "Proposal") and his supporting statement (the "Supporting Statement"), is attached as Exhibit A.

The Proposal reads as follows:

> Resolved
> "That the board of Woodward Governor Company implement a policy for compensation for the executives in the upper management (that being plant managers to board

> members), based on stock growth. This would focus the management team on the goal of increasing stock value."

Woodward intends to exclude the Proposal from its 2003 Proxy Materials. For each of the reasons set forth below, independently, we believe the Proposal may be properly omitted from the 2003 Proxy Materials:

- pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law;
- pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and
- pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements that would violate Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware law.

Woodward is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for Woodward's management, including its compensation policies. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. Woodward's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement particular executive compensation policies.

The Proposal purports to require that Woodward's board implement a policy for compensation for certain executives. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy for executive compensation. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Woodward board, without any precatory language, with respect to a matter that is within board control. Therefore, Woodward has concluded that it may exclude the Proposal from its 2003 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(3), because the Proposal and its Supporting Statement are so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See General Electric Company (February 5, 2003) (permitting omission of a proposal relating to senior executive and board compensation where the company argued, "The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented"); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal requires the board to "implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth." That language clearly relates to all compensation of the covered executives. Portions of the Supporting Statement support that interpretation. However, within the Supporting Statement, a fixed formula is suggested that would result in no compensation for the covered executives in the case of a decline in the stock price and very little compensation regardless of stock performance. For example, if the formula recommended in the Supporting Statement were followed, a 20% increase in the Woodward stock price, based on current prices, would result in a total of approximately $300,000 for compensation of all covered executives. Although the exact number of covered executives is impossible to determine because of the vague definitions (see the following paragraph), it appears that there are at least 30 people in the covered category. If that is accurate, the average compensation for the covered executives under the formula set forth in the Supporting Statement, in an excellent year for the stock, would be less than $10,000 per year. It is inconceivable that this was the intended meaning, but it is impossible to determine what the actual meaning is.

Many other points of confusion are in the Supporting Statement. Woodward has no executive category for a "plant manager," because its executive structure is product-based. It is therefore impossible to tell exactly what executives are intended to be covered. Including the board members as "executives" is particularly unusual and confusing. The suggested formula in the Supporting Statement doesn't clarify the applicable time periods. It appears to relate to a year at a time, but is unclear as to whether it is a calendar year or fiscal year. There is discussion of a "goal-oriented set of metrics" and "formulas that tie rewards to directly to performances," but that appears to be only stock-market performance, not performance of the covered executive.

There is some suggestion in the Supporting Statement, contrary to the Proposal itself, that the new compensation system that would be required would substitute only for the option portion of covered executives' compensation. This would merely be substituting one form of compensation based on stock growth for another, so it would be inconsistent with the all-encompassing language of the Proposal itself and with the bulk of the language in the Supporting Statement. This is another demonstration of the indeterminate, vague meaning of the Supporting Statement.

Another paragraph of the Supporting Statement deals with severance bonuses, a topic not addressed in the Proposal itself. It is unclear, but would apparently require establishing a formula for severance bonuses, whether for an executive being terminated or one who is retiring.

One sentence of the paragraph is very specific that doubled stock price during the covered executive's tenure would produce a severance bonus of one year's average earnings, without regard to the time served. Yet a following sentence indicates that the time of service should have some relationship to the size of the bonus ("without limit for someone that doubles the companies worth every four years should get more than one that takes ten years"). This serves as just another example of the impossibility of knowing how to understand or implement the Proposal.

As summarized above, the Proposal and its Supporting Statement are so vague and indefinite that neither the shareholders voting on the Proposal nor the board trying to implement it would reasonably be able to determine what actions are required. The shareholders will not know what they are voting for, and the board will not know how to implement the Proposal if shareholders approve it. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(3).

III. The Proposal may be excluded because the Supporting Statement for the resolution proposed by Mr. English includes materially false or misleading statements that would violate Rule 14a-9 contrary to Rule 14a-8(i)(3).

Rule 14a-9 prohibits solicitations that are false or misleading in any material way or omit any material fact necessary to make the statements not false or misleading. The Supporting Statement includes a number of statements that purport to be factual but are really opinions, statements that have no relationship to the proposal, and statements that appear to represent conclusions but are totally unsubstantiated. The following annotations (bracketed and italicized) of just the first paragraph of the Supporting Statement demonstrate its indecipherable and misleading character.

"Many companies [*What are some names?*] are finding out [*How? Any studies that can be cited?*] that compensation committees that base executive pay and benefits on salary surveys, like Woodward does today, get meritocracy [*According to Webster's Ninth New Collegiate Dictionary, "meritocracy" means "a system whereby the talented are chosen and moved ahead on the basis of their achievement." Is that supposed to be a bad thing? Is meritocracy what the Proposal wants to avoid?*]. This is why there is a lot of inflation [*Meritocracy causes inflation?*] and no results for shareholders [*How does meritocracy cause no results for shareholders?*] in this area [*In what area?*]. A lot of investor's watch this [*Any support for this? Any studies?*] because when the gifts [*Why is compensation for services a "gift"?*] get to large and are carried for long periods of time [*Undefined*], this creates [*How does this create risk? What is the connection?*] an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock." [*This is gibberish, but apparently means that a stock-based compensation system would reduce stockholders' risks, as well as solving the "meritocracy problem".*] [*bracketed, italicized material supplied*]

The remaining paragraphs of the Supporting Statement are just as replete with similarly misleading statements. The Division of Corporation Finance Staff Legal Bulletin 14, dated July 13, 2001, states that "when a proposal and Supporting Statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, . . .[*the Staff*] . . . may find it appropriate for companies to exclude the entire proposal, Supporting Statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth above, the Proposal and its Supporting Statement contain the types of obvious deficiencies and inaccuracies that make staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded under Rule 14a-8(i)(3).

Conclusion

On behalf of Woodward, we hereby request the staff to confirm that it will not recommend enforcement action if Woodward omits the Proposal and Supporting Statement submitted by Mr. English from its 2003 Proxy Materials. In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and its exhibit. By copy of this letter, Woodward is also concurrently notifying Mr. English of Woodward's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. Should the staff disagree with Woodward's position in this letter (or desire any additional information in support or explanation of Woodward's position), Woodward respectfully requests that we be permitted to confer with the staff before it issues its response to this letter.

Please acknowledge receipt of this letter and the enclosed material by stamping one of the enclosed copies of this letter and returning it in the enclosed self-addressed, stamped envelope.

Please feel welcome to contact Steven L. Clark with any comments or questions at (312) 845-3799.

Very truly yours,

CHAPMAN AND CUTLER LLP



By ______________________
Steven L. Clark

SLC:ps

cc: Gerald R. English
Carol J. Manning
Robert E. Reuterfors, Esq.

Enclosures

EXHIBIT A

Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526
e-mail: english@webaccess.net
phone: (970)-223-3002
July. 31, 2003

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

I want to submit my proposal for inclusion in our proxy statement for the 2003 Annual Meeting of the Shareholders. You will find that I followed the Rule 14a-4(c)(2) under the exchange act. I have owned the 500 shares for the past year and documentation to prove that is included as copies and has been sent to:

> The Securities and Exchange Commission
> 450 5th Street
> N.W. Washington D.C. 20549

I will continue to hold the 500 shares of Woodward Governor Company stock through the date of the meeting of the shareholders in late Jan, 2004. Also I will attend the meeting to present my case.

I enclosed copies of the proposal, a letter from my broker and holder of my stock, and also a copy of the Form 3 I submitted to the SEC. I do hope you find everything in order.

Please keep me informed as to anything you may need regarding this proposal. You may email me at any time at the above email address. I will be in Europe for one month starting the last week of August so hopefully this will not cause any delay on my part if you have any questions regarding my proposal.

Thank You



Gerald R. English

A proposal to have tighter metrics for benefits:

Mr. Gerald English, owner of 500 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal.

Resolved

"That the board of Woodward Governor Company implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."

Reasons:

Many companies are finding out that compensation committees that base executive pay and benefits on salary surveys, like Woodward does today, get meritocracy. This is why there is a lot of inflation and no results for shareholders in this area. A lot of investor's watch this because when the gifts get to large and are carried for long periods of time, this creates an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock.

A goal-oriented set of metrics needs to be adopted by the board. If stock options and severance packages are a gift from shareholders then shareholders should adopt a formula that grants a small percentage (say .25%) of shock appreciation. The sum would then be allocated to the compensation committee based on the average gain in stock price over the past year for distribution. This percentage would give the compensation committee over $30,000 for every dollar gained in stock price so it is no small amount. This would create over 750 shares of stock options that could be optioned for each dollar of stock gain. Once allocated a new base price for shareholder gains would be established, and unless options lapsed, expired or were forfeited this base price would only be able to be adjusted downward by the dividends paid out. The option holding time should be shortened to 5 years, this would be so options get expensed sooner.

The same thing can be said for severance bonuses. They are gifts from the shareholders for a job well done and should grow based on performance, which should be measured in stock growth not time, or surveillance of other companies. I would like to see a formula based on stock growth. If the company doubles during your watch you get one times your average yearly earnings. If it doubles twice you get twice your average yearly earning. This would be without limit for someone that doubles the companies worth every four years should get more than one that takes ten years.

By formulating the gifts from the shareholders the shareholders can calculate the cost of ownership more closely and control the risk of ownership. This would make for better corporate governance because the metrics would be backed by formulas that tie rewards to directly to performances and remove the uncertainty.

"If you AGREE, please mark your proxy FOR this resolution."

A.G. Edwards & Sons, Inc.
INVESTMENTS SINCE 1887

2900 South College Avenue
Suite 2-B
Fort Collins, Colorado 80525
(970) 223-4800

July 31, 2003

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

Gerald R. English has held 500 shares of Woodward Governor Stock in an account at AG Edwards and Sons brokerage firm and has held them for more than one year in that account.

Thank You



Tom Mapp

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL	
OMB Number:	3235-0104
Expires:	January 31, 2005
Estimated average burden hours per response.	0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*
English (Last) Gerald (First) Raymond (Middle)
5999 Hillside Dr (Street)
Fort Collins (City) Colorado (State) 80526 (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
7/30/2003

3. Issuer Name and Ticker or Trading Symbol
Woodward Governor Company (WGOV)

4. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_____ Director
_____ 10% Owner
_____ Officer (give title below)
__X__ Other (specify below)
writer of Shareholder Proposal

5. If Amendment, Date Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)
_ Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	500	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1473 (6-03)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Woodward Governor Company
Incoming letter dated September 18, 2003

The proposal mandates that the board implement a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth.

There appears to be some basis for your view that Woodward may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Woodward omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Woodward relies.

Sincerely,



Grace K. Lee
Special Counsel